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Joseph P. Bartlett

Direct Dial: 310.201.7481
Direct Fax: 310.201.2380
E-Mail: jbartlett@ggfirm.com
File Number: 03471-00017
Document Number: 1482593




                                 August 11, 2005


Via Edgar
---------

United States Securities and Exchange
Commission
Washington, D.C. 20549-0510
Attn:  John Cash

         Re:      Allis-Chalmers Energy Inc. Form 8-K
                  -----------------------------------

Dear Mr. Cash:

         This letter responds to your letter of August 8, 2005, relating to the Form 8-K filed by Allis-Chalmers Energy, Inc. on August 5, 2005.

         Allis-Chalmers intends to file restated financial statements by filing an amendment to each of its Form 10-Qs and its Form 10-Ks for the affected periods. Allis-Chalmers intends to file the amended Reports during the next five business days, and specifically intends to file the amended reports as soon as practicable after discussing with you this letter and determining whether additional disclosures should be made in the Reports based upon such discussions.

         Allis-Chalmers believes that the restated financial statements included in its Form S-1 Registration Statement filed on August 5, 2005, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, complied with APB 20, paragraphs 36 and 37. Allis-Chalmers anticipates that its amended reports will contain similar disclosures and will comply with APB 20, paragraphs 36 and 37.

         Allis-Chalmers will address in its Item 9A and Item 4 disclosures for the amended reports the issues identified in your letter of August 8, 2005. The disclosure that would be included in the Company's Form 10-K/A-2 is attached hereto for your review.

         Allis-Chalmers acknowledges that:

              o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

              o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention:  John Cash
August 11, 2005
Page 2



              o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions or need additional information, please do not hesitate to contact me.

                                              Very truly yours,


                                              /s/ Joseph P. Bartlett
                                              ----------------------
                                              Joseph P. Bartlett

JPB:ss
Enclosures


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ITEM 9A - CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. All internal control systems are designed based in part upon certain assumptions about the likelihood of future events, and, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect all misstatements.

Management including our chief executive officer and our chief financial officer has evaluated the effectiveness of our "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Report (the "Evaluation Date"). Management has concluded that, as of the Evaluation Date, due to the deficiencies described below, the our controls and procedures over financial reporting were not effective to enable us to record, process, summarize, and report information required to be included in our SEC filings within the required time period, and to ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial accounting officer, to allow timely decisions regarding required disclosure. As described below, we are taking steps to remediate the deficiencies in our control over the financial reporting process.

On August 4, 2005, our Board of Directors, upon the recommendation of the Audit Committee of our Board of Directors, concluded that our previously issued financial statements for the periods from July 1, 2003 through March 31, 2005, were required to be restated to correct the understatement of net income per share which resulted from a miscalculation of the number of basic and diluted shares outstanding on a weighted average basis in accordance with SFAS No. 128, EARNINGS PER SHARE. The deficiency resulted from errors discovered by our independent accountants on August 1, 2005, while reviewing our financial statements for the quarter ended June 30, 2005. The major components of the errors were as follows:

         o For all periods involved we had not applied the treasury stock method of accounting for options and warrants as prescribed in SFAS No. 128. Specifically, we overstated diluted shares outstanding because we failed to reduce diluted shares outstanding by the number of shares that could be purchased with the proceeds to us from the exercise of dilutive warrants and options.
         o In 2003 and 2004, we overstated diluted shares by not correctly calculating the number of common shares into which our preferred stock was convertible; by not applying the "if converted" method of calculating diluted net earnings which requires that dividends actually paid on preferred stock be added to net income attributed to common shares in calculating diluted earnings per common share; and by continuing to report the preferred shares as dilutive after the preferred shares were converted to common stock on April 2, 2004.
         o During the third quarter of 2004, we misstated the number of common shares outstanding on a weighted average basis due to a mathematical error in calculating the number of days certain shares issued during the quarter were outstanding.

In addition, in March 2005, we restated our financial statements for the year ended December 31, 2003 and for the three quarters ended September 30, 2004, relating to our acquisition of a 55% interest in our AirComp, LLC subsidiary in 2003. We originally accounted for the formation of AirComp as a joint venture, but in February 2005, determined that the transaction should have been accounted for using purchase accounting pursuant to SFAS No. 141, BUSINESS COMBINATIONS and accounting for the sale of an interest in a subsidiary in accordance with SAB No. 51.

We have restated our financial statements as set forth in Note __ to the Consolidated Financial Statements contained in Part __, Item __.

Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 2 identifies a number of circumstances that, because of their likely significant negative effect on internal control over financial reporting, are to be regarded as at least significant deficiencies as well as strong indicators that a


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material weakness exists, including the restatement of previously-issued financial statements to reflect the correction of a misstatement. Management evaluated the impact of the restatement of our previously-issued financial statements on our assessment of our system of internal control and has concluded that the restatements resulted from the lack of sufficient experienced accounting personnel resulting in a lack of effective control over the financial reporting process.

We have implemented a number of actions that we believe address the deficiencies in our financial reporting process, including the following:

         o The addition of experienced accounting personnel with appropriate experience and qualifications to perform quality review procedures and to satisfy our financial reporting obligation. During August 2004, we hired a new chief financial officer and in October of 2004 we hired a full-time general counsel. In March 2005, we hired a certified public accountant as our financial reporting manager and in July 2005 we hired as chief accounting officer a certified public accountant who has significant prior experience as a chief accounting officer of a publicly traded company.
         o In the fourth quarter of 2004, we engaged an independent internal controls consulting firm which is in the process of documenting, analyzing, identifying and testing our internal controls and procedures, including our controls over internal financial reporting.
         o Our audit committee dismissed our prior independent auditors in October 2004 and engaged new independent auditors who we believe have greater experience with publicly traded companies.
         o We are in the process of implementing new accounting software to facilitate timely and accurate reporting.



CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as follows:

         o    In August 2004, we hired a new chief financial officer.

         o    In October 2004, we hired a full-time general counsel.

         o In October 2004, we dismissed our prior independent auditors and engaged new independent auditors who we believe have greater experience serving publicly traded companies.

         o In the fourth quarter of 2004, we engaged an independent internal controls consulting firm which is in the process of documenting, analyzing, identifying and testing internal control. In addition, we are improving our financial accounting systems by implementing a more integrated accounting software solution.

         o In March 2005, we hired a certified public accountant to be our financial reporting manager.

         o In July 2005, we reassigned our chief accounting officer to oversee our corporate systems and hired a certified public accountant who has prior experience as a chief accounting officer of a publicly traded company to be our chief accounting officer.